UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 7)1

Catalyst Biosciences, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

14888D208
(CUSIP Number)

JULIAN D. SINGER JDS1, LLC 2200 Fletcher Avenue, Suite 501 Fort Lee, New Jersey 07024 (201) 592-3400
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 24, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box 󠄀󠄠

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

_______________

1   The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 14888D208

1	NAME OF REPORTING PERSON JDS1, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS*
WC, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
1,312,532
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
1,312,532

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,312,532
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.18%[2]

14	TYPE OF REPORTING PERSON*
OO

_______________

2  The aggregate percentage of shares of Common Stock reported as owned by each Reporting Person is based upon 31,409,707 shares of Common Stock outstanding, which is the total number of Shares outstanding as of November 8, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 12, 2021.

CUSIP NO. 14888D208

1	NAME OF REPORTING PERSON CCUR Holdings, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS*
WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER 532,100

	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
532,100

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
532,100
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.69%

14	TYPE OF REPORTING PERSON*
CO

CUSIP NO. 14888D208

1	NAME OF REPORTING PERSON CIDM II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS*
AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER 532,100

	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
532,100

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
532,100
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.69%

14	TYPE OF REPORTING PERSON*
OO

CUSIP NO. 14888D208

1	NAME OF REPORTING PERSON Julian D. Singer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS*
AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
1,312,532
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
1,312,532

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,312,532
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.18%

14	TYPE OF REPORTING PERSON*
IN

CUSIP NO. 14888D208

1	NAME OF REPORTING PERSON David S. Oros
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS*
PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 338,600

	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
338,600
	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
338,600
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.08%

14	TYPE OF REPORTING PERSON*
IN

CUSIP NO. 14888D208

The following constitutes Amendment No. 7 (the “Amendment No. 7”) to the statement on Schedule 13D filed by the undersigned on July 23, 2019 (as amended by Amendment No. 1 filed December 31, 2019, Amendment No.2 filed January 17, 2020, Amendment No. 3 filed October 25, 2021, and Amendment No. 4 filed January 5, 2022, Amendment No. 5 filed January 27, 2022, and Amendment No. 6 filed February 23, 2022, the “Schedule 13D”) relating to the common stock (CUSIP Number: 14888D208), par value $0.001 per share (“Common Stock” or the “Shares”), of Catalyst Biosciences, Inc., a Delaware corporation (the “Issuer” or “Company”). This Amendment No. 7 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by JDS1 was purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted in Schedule B, which is incorporated by reference herein. The aggregate purchase price of the 780,432 Shares directly and beneficially owned by JDS1 is approximately $5,988,297, including brokerage commissions.

The Shares purchased by CCUR was purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted in Schedule B, which is incorporated by reference herein. The aggregate purchase price of the 532,100 Shares directly and beneficially owned by CCUR is approximately $2,667,278, including brokerage commissions.

The Shares purchased by Mr. Oros was purchased with personal funds in open market purchases, except as otherwise noted in Schedule B, which is incorporated by reference herein. The aggregate purchase price of the 338,600 Shares directly and beneficially owned by Mr. Oros is approximately $1,818,342, including brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

As previously disclosed, for the past few months, JDS1 has privately engaged with members of the Issuer’s Board of Directors (the “Board”) regarding its composition and JDS1’s concerns that, given the precipitous decline in the Issuer’s stock price over the past year, the Board is in urgent need of fresh shareholder representation. As of the close of business on February 25, 2022, the Issuer’s stock closed at a price of $0.60 per share, which represented an approximately 90% decline from the Issuer’s closing stock price of $6.03 per share on February 26, 2021. In addition, the Issuer’s stock has spent more than 30 consecutive trading days below $1.00, the latter condition subjecting the Issuer to the risk of being delisted by Nasdaq.

As also previously disclosed, given the Issuer’s rapidly approaching deadline for shareholders to submit advance notices of shareholder nominations and other business proposals, and the absence of any indication that the Issuer is prepared to extend its advance notice deadline as a sign of good faith, JDS1 is currently planning to nominate three highly qualified and experienced candidates to replace the three members of the Board who are standing for election at the Issuer’s 2022 Annual Meeting of Stockholders (the “2022 Annual Meeting”) and submit a non-binding proposal calling for the Board to take the steps necessary to declassify itself (in a manner that does not affect the unexpired terms of the previously elected directors) and have all directors stand for election each year.

CUSIP NO. 14888D208

As JDS1 continues to take the necessary steps to prepare for a potential proxy contest in connection with the 2022 Annual Meeting, it intends to continue to engage in discussions with the Board and/or management relating to not only its concerns with the Issuer’s board composition, sub-standard corporate governance, plans for maximizing shareholder value, and the need to make the Board more accountable to shareholders, but also possible constructive paths for avoiding a costly proxy contest.

Except as set forth in this Schedule 13D or such as would occur upon or in connection with completion of, or following, any of the actions discussed in this Schedule 13D, no Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and strategic direction, actions taken by the Board, the price levels of the Shares, other investment opportunities available to the Reporting Persons, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and/or the Board, engaging in communications with one or more shareholders of the Issuer and others about the Issuer and the Reporting Persons’ investment, making suggestions and/or proposals concerning the Issuer’s capitalization, ownership structure, operations, prospects, business and financial strategies, strategic transactions, assets and liabilities, business and financing alternatives, the structure and composition of the Board, and such other matters as the Reporting Persons may deem relevant to their investment in the Issuer, selling some or all of their Shares in the open market or otherwise, engaging in short selling of or any hedging or similar transaction with respect to the Shares, acquiring additional Shares and/or other equity, debt, notes, other securities, or derivative or other instruments that are based upon or relate to the value of securities of the Issuer, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer

Item 5(a)-(c) is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported as owned by each Reporting Person is based upon 31,409,707 Shares outstanding, which is the total number of Shares outstanding as of November 8, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 12, 2021. As of the close of business on February 25, 2022, the Reporting Persons owned, in the aggregate, 1,651,132 Shares, representing approximately 5.26% of the issued and outstanding Shares.

A.	JDS1
(a)	As of the close of business on February 25, 2022, JDS1 may be deemed the beneficial owner of 1,312,532 Shares comprised of (i) the 780,432 Shares beneficially owned and held directly by JDS1, and (ii) as an affiliate of CCUR, the 532,100 Shares beneficially owned and held directly by CCUR.

Percentage: 4.18%

(b)	1.	Sole power to vote or direct the vote: 0

2.       Shared power to vote or direct the vote: 1,312,532

3.       Sole power to dispose or direct the disposition: 0

CUSIP NO. 14888D208

4.       Shared power to dispose or direct the disposition: 1,312,532

(c)	The transactions in the Shares by JDS1 during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
B.	CCUR
(a)	As of the close of business on February 25, 2022, CCUR beneficially owned 532,100 Shares, which Shares are held directly by CCUR.

Percentage: 1.69%

(b)	1.	Sole power to vote or direct the vote: 0

2.       Shared power to vote or direct the vote: 532,100

3.       Sole power to dispose or direct the disposition: 0

4.       Shared power to dispose or direct the disposition: 532,100

(c)	The transactions in the Shares by CCUR during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
C.	CIDM II
(a)	As of the close of business on February 25, 2022, CIDM II, as the asset manager to CCUR, may be deemed the beneficial owner of the 532,100 Shares beneficially owned by CCUR.

Percentage: 1.69%

(b)	1.	Sole power to vote or direct the vote: 0

2.       Shared power to vote or direct the vote: 532,100

3.       Sole power to dispose or direct the disposition: 0

4.       Shared power to dispose or direct the disposition: 532,100

(c)	CIDM II has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of CCUR during the past 60 days are set forth in Schedule B and are incorporated herein by reference.
D.	Julian D. Singer
(a)	As of the close of business on February 25, 2022, Mr. Singer, as the managing member of JDS1 and CIDM II, may be deemed the beneficial owner of 1,312,532 shares of Common Stock. Mr. Singer does not own any shares of Common Stock directly.

Percentage: 4.18%

CUSIP NO. 14888D208

(b)	1.	Sole power to vote or direct the vote: 0

2.       Shared power to vote or direct the vote: 1,312,532

3.       Sole power to dispose or direct the disposition: 0

4.       Shared power to dispose or direct the disposition: 1,312,532

(c)	Mr. Singer has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of JDS1 are set forth in Schedule B and are incorporated herein by reference.
E.	David S. Oros
(a)	As of the close of business on February 25, 2022, Mr. Oros beneficially owned 338,600 Shares, which Shares are held directly by him.

Percentage: 1.08%

(b)	1.	Sole power to vote or direct the vote: 338,600

2.       Shared power to vote or direct the vote: 0

3.       Sole power to dispose or direct the disposition: 338,600

4.       Shared power to dispose or direct the disposition: 0

(c)	Mr. Oros has not entered into any transactions in the Shares during the past sixty days.
F.	The persons identified on Schedule A

To the knowledge of the Reporting Persons, other than indirectly due to their status as officers and/or directors of CCUR, no Shares are beneficially owned by any of the persons identified in Schedule A. To the knowledge of the Reporting Persons, none of the persons identified in Schedule A, other than indirectly due to their status as officers and/or directors of CCUR, have entered into any transactions in the Shares during the past sixty days.

The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the Shares reported herein.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

As of the close of business on February 25, 2022, the Reporting Persons owned, in the aggregate,1,651,132 Shares, representing approximately 5.26% of the issued and outstanding Shares.

CUSIP NO. 14888D208

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 28, 2022

JDS1, LLC

By: /s/ Julian D. Singer

Name: Julian D. Singer

Title: Managing Member

CCUR HOLDINGS, INC.

By: /s/ Igor Volshteyn

Name:    Igor Volshteyn

Title:       CEO and President

CDIM II, LLC

By: /s/ Julian D. Singer

Name: Julian D. Singer

Title: Managing Member

/s/ David S. Oros

David S. Oros

/s/ Julian D. Singer

Julian D. Singer

CUSIP NO. 14888D208

SCHEDULE A

Directors and Executive Officers of CCUR Holdings, Inc.

The following table sets forth the name, present principal occupation or employment, and citizenship of each director and executive officer of CCUR Holdings, Inc. Except as indicated below, the business address of each person is c/o CCUR Holdings, Inc., 3800 N Lamar Boulevard, Suite 200, Austin, Texas 78756.

Name and Position	Principal Occupation	Citizenship
Igor Volshteyn Officer	Chief Executive Officer and President of CCUR Holdings, Inc.	USA

Matthew Gerritsen Officer	Secretary and General Counsel of CCUR Holdings, Inc.	USA

David J. Nicol Director	Advisor for technology-based businesses	USA

Steven G. Singer Director	Consultant for Remus Holdings Inc.	USA

CUSIP NO. 14888D208

SCHEDULE B

Transactions in the Shares During the Past Sixty Days

Nature of the Transaction	Securities Purchased/(Sold)	Price Per Share($)	Date of Purchase / Sale

JDS1, LLC

Purchase of Common Stock	50,000	1.0129	12/16/2021
Purchase of Common Stock	25,000	0.9983	12/22/2021
Purchase of Common Stock	25,000	0.9496	12/28/2021

CCUR HOLDINGS, INC.

Purchase of Common Stock	42,138	0.9988	12/16/2021
Purchase of Common Stock	7,862	1.0000	12/17/2021
Purchase of Common Stock	25,000	1.0000	12/27/2021
Purchase of Common Stock	25,000	0.9182	12/29/2021
Purchase of Common Stock	71,700	0.5835	02/24/2022